CHINA OUMEI REAL ESTATE INC.

Floor 28, Block C, Longhai Mingzhu Building
No. 182 Haier Road, Qingdao 266000
People’s Republic of China
Tel: (86) 532 8099 7969

August 27, 2010

By EDGAR Transmission
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Stacie D. Gorman

Re:	China Oumei Real Estate Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 2, 2010
File No. 333-166658

We hereby submit the responses of China Oumei Real Estate Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 23, 2010, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.	It appears that you did not seek shareholder approval prior to consummating the transaction that resulted in the reverse merger and your current business. Please tell us your basis for not seeking shareholder approval of the transaction disclosed in your Form 8-K filed on April 19, 2010.

Company Response: The issue of whether or not shareholder approval was required in connection with the reverse merger transaction is governed by Cayman Islands law. We have consulted with our Cayman Islands legal counsel, who based upon our representation that no direction was given in a general meeting regarding the need to obtain shareholder approval of the transactions relating to our reverse merger, provided the following legal analysis to address this comment.

References to “Articles” are to the memorandum and articles of association of China Oumei Real Estate Inc. as registered on 10th March 2006.

(i) Cayman Islands law generally does not require shareholder consent be obtained in order to issue shares of a company’s capital stock. This is governed by the memorandum and articles of association as the governing document of the relevant company. Article 12 of the Articles provides that "Subject to the provisions, if any, in that behalf of the Memorandum of Association or these Articles and to any direction that may be given by the Company in a general meeting and without prejudice to any rights attached to any existing Shares, all unissued Shares in the capital of the Company shall be under the control of the Directors, and the Directors may allot, issue, grant options, over, re-designate or dispose of such unissued Shares (including fractions of any Share) with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and in such manner, to such persons on such terms as Directors in their absolute discretion think fit." Accordingly, since no direction was given in a general meeting (as per the representation of the Company on this matter) and there were no rights attached to existing shares which would require shareholder consent, shareholder consent was not necessary under the Articles to issue shares in connection with the reverse merger. Consideration for the issue of shares can be either in cash or in kind under Cayman Islands law.

(ii) Cayman Islands law generally does not require shareholder consent to be obtained in order to change the business activities of a company. Again, this is governed by the memorandum and articles of association as the governing document of the relevant company. Object Clause 3 states "The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law (2004 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands." Article 96 also provides "Subject to the provisions of the Companies Law, these Articles and to any resolutions made by the Company in general meeting, the business of the Company shall be managed by the Directors, who pay all expenses incurred in setting up and registering the Company and may exercise all the powers of the Company....". Accordingly, since no resolutions were passed in a general meeting (as per the representation of the Company on this matter), shareholder consent was not necessary under the Articles in connection with the change of business which occurred as a result of the reverse merger.

(iii) Other than as may be prescribed in the Articles, shareholder consent is not required under Cayman Islands law in connection with a change in control of a company. No such consent is required by the Articles.

Risk Factors, page 7

Our sales will be affected if mortgage financing becomes more costly page 8

2.

It appears the risk conveyed in the second paragraph of the narrative is separate from the risk conveyed in the first paragraph. Please revise to break out the discussion in the second paragraph into a separate risk factor.

Company Response: We have revised this risk factor to break out the discussion in the second paragraph into a separate risk factor.

Use of Proceeds, page 21

3.	Please refer to Item 504 of Regulation S-K and revise to specifically state that you have no specific plan for the offering proceeds.

Company Response: We have revised this section accordingly.

Market Price and Dividends on our Common Equity, page 22

4.

We note the statement that if you are unable to receive a listing on the NASDAQ Global market, you expect to be eligible to be quoted on the OTCBB. Please revise to discuss the basis for your expectation. Also, revise to clarify if this means you will apply for such quotation if you are unable to receive the noted listing.

Company Response: We have reevaluated our disclosure and removed the statement that we expect to be eligible to be quoted on the OTC Bulletin Board. We have also revised our disclosure to clarify that we may apply to list our ordinary shares on the NASDAQ Capital Market or a different stock exchange or for a quotation on an over-the-counter quotation service if we determine that we will not be able to meet the initial listing standards of the NASDAQ Global Market.

Capitalization, page 23

5.	As previously requested, please update the capitalization table to reflect the most recent balance sheet information to be filed in accordance with Rule 3-12 of Regulation S-X.

Company Response: We respectfully note that the capitalization table included in Amendment No. 2 to the Registration Statement reflected the most recent balance sheet information in accordance with Rule 3-12 of Regulation S-X. We have likewise updated the capitalization table in Amendment No. 3 to the Registration Statement to reflect the most recent balance sheet information in accordance with Rule 3-12 of Regulation S-X.

Results of Operations, page 32

Comparison of the Three Months Ended March 25, 2010 and March 25, 2009, page 32

6.	Please revise to clarify why the “Percentage of Completion” figures in the first table do not correspond to the “% Complete” figures in the second table.

Company Response: The percentage figures in the second table referred to in this comment represent the percentages of revenue recognized in the three-month periods ended March 25, 2010 and 2009 from contract sales during that same three-month periods. For this table, we have revised the phrase “% complete” to “% of Revenue Recognized from Contract Sales.” We have also updated this table with new data for the six-month periods ended June 25, 2010 and 2009.

In the first table, the percentage figures represented percentages of completion as of March 25, 2010 and 2009, as indicated in the table. We have also updated this table with new data for the six-month periods ended June 25, 2010 and 2009.

7.	Please tell us why the completion percentages for several properties listed on the table starting on the bottom of page 37 do not correspond with the completion percentages in the table on page 34. For instance, you disclose that Longhai Mingzhu was 80% complete for the year ended December 25, 2009 and only provided dashes for the quarter ended March 25, 2010. Was Longhai Mingzhu not still at least 80% complete at this quarter ended?

Company Response: The percentage figures in the table referred to in this comment represent the percentages of revenue recognized from contract sales for the years ended December 25, 2009 and 2008. For example, for the Longhai Mingzhu project, we had contract sales during that 12-month period ended December 25, 2009 totaling $27,452,081, of which we recognized $21,961,666 in revenues during the period, which represented 80% ($21,961,666 ÷ $27,452,081) of contract sales. For this table, in order to clarify our disclosure, we have revised the phrase “% complete” to “% of Revenue Recognized from Contract sales.”

Net cash flow from financing activities, page 43

8.	We note your response to comment 19. Please revise to identify the originator of the two employee loans.

Company Response: We have revised our disclosure and identified the originators of the two employee loans.

Business, page 48

Project Development Process, page 60

9.	We note your response to comment 22 that Longhai Holdings and Longhai Group do not have any other relationship than sharing common control. Please revise to reflect your response in this section. Also, please revise to disclose the portion of development projects that utilized land sourced by Longhai Group.

Company Response: We have revised our disclosure in the Amendment No. 3 to the Registration Statement in accordance with this comment.

10.	We note your response to comment 23. You disclose that land use rights are provided to you on a continuous basis by local governments. However, the third paragraph under this subheading primarily discusses Longhai Group’s relationship with local governments. As such, please revise to clarify your relationships with the local governments that result in them providing you with land use rights on a continuous basis.

Company Response: We have revised our disclosure in the Amendment No. 3 to the Registration Statement to clarify that land use rights are provided to Longhai Group on a continuous basis by local governments. As we disclosed in our revised prospectus, since Longhai Group does not have the necessary license to engage in residential development in China, it often sells companies owning these land use rights to us or allows us to directly participate in these auctions on its behalf as a related party under common control.

11.	Please revise to discuss the typical purchase terms and how they are determined in transactions where you acquire land use rights from Longhai Group. Also, clarify if Longhai Group is obligated to present land use rights to you for purchase.

Company Response: We do not engage in direct land use rights purchase transactions with Longhai Group. As we clarified in our responses to comments 9 and 10, we acquire many of our land use rights through Longhai Group by acquiring Longhai Group’s subsidiary companies owning these land use rights. These transactions are considered as acquisitions from a related party, and discussed in detail in Note 2, Acquisition of Subsidiaries, to the Consolidated Financial Statements for the years ended December 25, 2009, 2008 and 2007.

Although Longhai Group does not have the necessary license to develop residential real estate, it is not obligated to present land use rights or its subsidiary companies owning land use rights only to us for purchase.

12.	We note the revised disclosure that regulations require a public auction for grants of land use rights and that such auctions are announced via a public invitation in major newspapers. Since the invitation is a public one, please revise to discuss the significance of Longhai Group being considered a “preferred candidate.”

Company Response: We have revised our disclosure in the Amendment No. 3 to the Registration Statement in accordance with this comment.

13.	Based on your disclosure, it appears that Longhai Group’s ability to maintain its relationships with local governments and acquire land use rights is dependent on its ability to participate in the development of the “public portion” of the government’s development plans. As such, please revise to clarify if Longhai Group has to compete to participate the development of the public portion of development and redevelopment plans.

Company Response: Longhai Group sometimes has to compete with other contractors and developers to participate in the development of public portions of development and redevelopment plans. However, in many cases it is very competitive and selected by local governments because of its long-term track record and deep experience in cooperating with the government in public projects, as well as its rare financial capability in providing financing to local governments from its own resources. We have also revised our disclosure in the Amendment No. 3 to the Registration Statement accordingly.

PRC Government Regulations, page 68

14.	Please revise to clarify how the regulations discussed in this section specifically affect you.

Company Response: We have revised the disclosure to clarify how the regulations discussed in this section specifically affect us.

History and Corporate Structure, page 71

Financing Transaction, page 72

15.	We note your response to comment 29 and await a reconciliation of the fair value assigned to the issuances of common stock (detailed in your response to comment 36 of our letter dated July 19, 2010) to your estimated offering price per share, or range, when available and the details of the significant factors contributing to the differences.

Company Response: We respectfully note your comment. Due to the fact that we are still in the process of SEC review of this Registration Statement and the U.S. stock market has been volatile recently, especially the stock prices of our two peer companies that are publicly traded in the U.S. (China Housing & Land Development, Inc. and Xinyuan Real Estate Co., Inc.), we cannot provide the information referred to in this comment at this moment. However, we will provide such information as soon as it becomes available.

Executive Compensation, page 81

16.	Please tell us if your executive officers receive compensation from any other persons, including your parent company or any of its affiliates.

Company Response: Our executive officers do not receive compensation from any other persons, including our parent company or affiliates.

Notes to Consolidated Financial Statements, page F-30

Note 1 – Organization, page F-30

17.	We note your response to comment 33. Please file the Nominee Agreement as an exhibit to your next amendment.

Company Response: We have filed an English translation of the Nominee Agreement as Exhibit 99.5 to the Amendment No. 3 to the Registration Statement.

Note 2 – Acquisition of Subsidiaries, page F-27

18.

We note your response to comment 34. Please clarify what is meant by the related parties’ ability to “influence the Company and in effect generate or cause a capital contribution to the Company.” Given that the related parties are not shareholders of the company, it appears that amounts recorded in additional paid-in capital should be recharacterized as goodwill or gain on bargain purchase, as applicable.

Company Response: For the transactions that occurred in 2008, SFAS 141.45 was effective and that standard indicated that any excess of the fair value of the assets acquired over the consideration paid, after a pro rata reduction of the amounts that otherwise would have been assigned to those assets, is recorded as an extraordinary gain. For the transactions that occurred in 2009, ASC 805-30-25-2 was effective and it indicates that the excess of the fair value of assets acquired over the consideration paid, after reassessing the assets and liabilities acquired, is recorded as bargain purchase gain in earnings. These standards, however, assume transactions between unrelated parties. ASC 850-10-50-5 indicates that unless transactions can be substantiated as being at arm’s-length, they should not be represented as such. Furthermore, ASC 225-10-S99, question 2 points out that agreements with related parties are not arm’s-length. As these transactions in question are all with related parties, recording the differential as either an extraordinary item or bargain purchase gain is not applicable; therefore, the charge to additional paid-in capital is appropriate.

Note 3 – Summary of Significant Accounting Policies, page F-35

Revenue Recognition, page F-36

19.

You state in your response to comment 36 that in the past you have never had to apply the full accrual method. This contradicts disclosure in the filing which indicates that the full accrual method was used for all sales prior to December 26, 2008. Please clarify this discrepancy in your response to us. Furthermore, we understand that you have never had to apply the full accrual method to projects less than twelve months in length, because all projects have exceeded twelve months. Nevertheless, your policy regarding short-term contracts in which the full accrual method would be used is unclear. Specifically, it is still not clear how revenue could be recognized under the full accrual method prior to payment in full of all consideration due, which is contemplated by the sentence “revenue recognized to date in excess of amounts received from customers is classified as current assets under contracts receivable.” Please revise your disclosure to explain.

Company Response: In our August 2, 2010 response letter, we incorrectly stated that we have never had to apply the full accrual method, as this method was applied to all contracts prior to December 26, 2008. We intended only to reiterate our response to comment 50 in our June 21, 2010 letter that all projects prior to December 26, 2008 were for more than a year.

As to the future application of the full accrual method, as we stated previously, “full consideration” is not limited to cash. ASC 360-20-40-5 specifically mentions a “buyer’s receivable”. We, therefore, propose revising our disclosure to read “revenue recognized to date in excess of cash received from customers is classified as current assets under contracts receivable”.

Part II

Recent Sales of Unregistered Securities, page II-1

20.	It appears that you employed an underwriter or placement agent for several of the private placements disclosed in this section. Please revise to identify such party or advise.

Company Response: We have revised the disclosure to identify the placement agent for the private placement transaction as Brean Murray, Carret & Co., LLC. Beijing Allstar Business Consulting, Inc. provided us with business consulting services, but did not assist us with any of our capital raising activities. The issuances of ordinary shares and warrants to Brean Murray, Carret & Co., LLC and the issuance of ordinary shares to Beijing Allstar Business Consulting, Inc. constituted compensation for services related to the private placement transaction and/or the share exchange transaction which occurred on the same date, and no separate placement agent was engaged in connection with these issuances.

Draft of Exhibit 5.1

21.	Please have counsel revise the opinion to address the legality of the shares to be issued in your primary offering.

Company Response: Counsel has revised its form of legal opinion to address the legality of the shares to be issued in our primary offering. Enclosed with this response letter as Annex A is a draft of the legal opinion corresponding to Exhibit 5.1 to Amendment No. 3 to the Registration Statement.

Draft of Exhibit 5.2

22.

Assumption b concerning the applicability of “certain” remedial provisions on the balance of the warrants appears to constitute a legal conclusion. It does not appear appropriate to assume a legal conclusion that affects that validity of the warrants subject to the opinion. Please have counsel revise the opinion accordingly or advise.

Company Response: Counsel has revised its form of legal opinion in accordance with this comment. Enclosed with this response letter as Annex B is a draft of the legal opinion corresponding to Exhibit 5.2 to Amendment No. 3 to the Registration Statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Oumei Real Estate Inc.

By: /s/ Weiqing Zhang
Weiqing Zhang
Chief Executive Officer

ANNEX A
[FORM OF OPINION]
Exhibit 5.1

DRAFT: NPB (24.08.10)

Our ref NPB/657432/19079180v3

China Oumei Real Estate Inc.
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037-1122

[•] 2010

Dear Sirs

China Oumei Real Estate Inc.

We act as counsel as to matters of Cayman Islands law to China Oumei Real Estate Inc., an exempted company incorporated in the Cayman Islands with incorporation number 164013 (the "Company").

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1

The Certificate of Incorporation dated 10 March 2006, the Certificate of Incorporation on change of Name dated 9 August 2010 and the Amended and Restated Memorandum and Articles of Association of the Company as adopted on 6 August 2010 (the "Articles").

1.2	The unanimous written resolutions (collectively, the "Resolutions") of the Board of Directors of the Company dated: (i) 14 April 2010 ("Resale Pre-Closing Resolutions"); (ii) 14 April 2010 (the "Resale Post-Closing Resolutions"); and (iii) [•] 2010 ("Underwritten Offer Resolutions").

1.3	The register of members of the Company as provided to us on [•] 2010 (the "Register of Members").

1.4	A Certificate of Good Standing issued by the Registrar of Companies dated 28 July 2010 (the "Certificate of Good Standing").

1.5	A certificate from a Director of the Company a copy of which is annexed hereto (the "Director's Certificate").

1.6	Warrants for the purchase of 1,387,350 ordinary shares of par value US$0.002112 in the Company ("Ordinary Shares") issued by the Company to certain private placement investors on 14 April 2010 (the "Private Placement Warrants").

1.7	Warrant for the purchase of 138,735 Ordinary Shares issued by the Company to private placement agent on 14 April 2010 (the "Placement Agent Warrant").

1.8	Form of warrant to be issued by the Company on or about the date hereof to the underwriter for the purchase of up to 5% of the Ordinary Shares to be issued pursuant to an underwritten offer of the Company (the "Underwriter's Warrant").

The Private Placement Warrants, the Placement Agent Warrant and the Underwriter's Warrant are referred to herein as the "Warrants".

2	Assumptions

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director's Certificate and the Certificate of Good Standing. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. We have also relied upon the following assumptions, which we have not independently verified:

2.1	Copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.2	All signatures, initials and seals are genuine.

2.3	At the time of the exercise of each Warrant in accordance with its terms (the "Exercise"):

(a) the laws of the Cayman Islands (including the Companies Law (2010 Revision) of the Cayman Islands (the "Companies Law")) will not have changed;

(b) the Company will have sufficient authorised but unallotted and unissued Ordinary Shares, in each case to effect the Exercise in accordance with the Articles and the Companies Law;

	(c)	the Company will be able to pay its debts as they fall due in the ordinary course of business immediately following the Exercise;

	(d)	the Company will not have been struck off or placed in liquidation;

	(e)	the issue price for the Ordinary Shares to be issued pursuant to each Warrant (the "Warrant Shares") will not be less than the par value of the Warrant Shares; and

	(f)	the Articles will not have been altered, amended or restated.

2.4	The issue price for Offer Ordinary Shares (as defined below) will not be less than the par value of such Offer Ordinary Shares.

2.5	At the time of the conversion of the 2,774,700 outstanding 6% convertible preference shares of par value US$0.002112 each in the Company (the "Outstanding Preference Shares") into Ordinary Shares in accordance with the Articles (the "Conversion"):

	(a)	the laws of the Cayman Islands (including the Companies Law) will not have changed;

	(b)	the Company will have sufficient authorised but unallotted and unissued Ordinary Shares, in each case to effect the Conversion in accordance with the Articles and the Companies Law;

	(c)	the Company will be able to pay its debts as they fall due in the ordinary course of business immediately following the Conversion;

	(d)	the Company will have shares in issue immediately prior to the Conversion other than the Outstanding Preference Shares to be converted;

	(e)	the Company will not have been struck off or placed in liquidation; and

	(f)	the issue price for Ordinary Shares to be issued on the Conversion will not be less than the par value of such Ordinary Shares; and

	(g)	the provisions of the Articles and the Resolutions relating to the Conversion will not have been altered, amended or restated.

2.6	There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2	The Company has full power and authority under its Articles to enter into, execute and perform its obligations under the Warrants.

3.3	The execution, delivery and performance of the Warrants have been authorised by and on behalf of the Company and, assuming the Underwriter's Warrant been executed and the Warrants have been unconditionally delivered, in each case by a director or officer of the Company, the Warrants have been duly executed and delivered on behalf of the Company.

3.4	The 31,000,062 outstanding Ordinary Shares (the "Outstanding Ordinary Shares") and the form of share certificate to be used to evidence ownership of the Outstanding Ordinary Shares have been duly authorised by the Company. The Outstanding Ordinary Shares have duly issued as fully paid and non-assessable. The rights and restrictions of the Outstanding Ordinary Shares are as set out in the Articles.

3.5	The Ordinary Shares to be issued pursuant to the underwritten offer (the "Offer Ordinary Shares") and the form of share certificate to be used to evidence ownership of the Offer Ordinary Shares have been duly authorised by the Company. Upon receipt of by the Company of the issue price therefor and such Offer Ordinary Shares being entered as fully paid on the Register of Members, the Offer Ordinary Shares will have been duly issued as fully paid and non-assessable. The rights and restrictions of the Offer Ordinary Shares will be as set out in the Articles.

3.6	The Warrant Shares have been duly authorised by the Company. Upon receipt by the Company of payment therefor (as provided in each Warrant) and registration in the Register of Members, the Warrant Shares will be duly issued as fully paid and non-assessable. The rights and restrictions of the Warrant Shares will be as set out in the Articles.

3.7	The 2,774,700 outstanding Preference Shares (the "Outstanding Preference Shares") and the form of share certificate to be used to evidence ownership of the Preference Shares have been duly authorised by the Company. The Outstanding Preference Shares have duly issued as fully paid and non-assessable. The rights and restrictions of the Outstanding Preference Shares are as set out in the Articles and the Resolutions. When the Ordinary Shares are issued upon Conversion of the Outstanding Preference Shares in accordance with the terms of the Articles and the Resolutions and entered as fully paid on the Register of Members, the Ordinary Shares will be duly issued as fully paid and non-assessable and will have the rights, privileges and preferences of Ordinary Shares are as set out in the Articles.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	Cayman Islands stamp duty may be payable if the original Warrants are brought to or executed in the Cayman Islands.

4.2	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.3	We make no comment with regard to the references to foreign statutes in the Warrants.

4.4	Under the Companies Law, the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

We express no view as to the commercial terms of the Warrants or whether such terms represent the intentions of the parties and make no comment with regard to the representations that may be made by the Company.

Yours faithfully

Maples and Calder

Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW | Washington, DC 20037-1122 | tel 202.663.8371 | fax 202.663.8007

ANNEX B

[FORM OF OPINION]
Exhibit 5.2
______________, 2010

China Oumei Real Estate Inc.
Floor 28, Block C
Longhai Mingzhu Building
No.182 Haier Road, Qingdao 266000
People’s Republic of China

Ladies and Gentlemen:

We are acting as U.S. counsel for China Oumei Real Estate Inc., a Cayman Islands company (the “Company”), in connection with the issuance and sale by the Company of one or more underwriter’s warrants (the “Underwriter’s Warrants”) to purchase Ordinary Shares, $0.002112 par value per share, of the Company pursuant to the Registration Statement on Form S-1 (No. 333-166658) (such Registration Statement, as amended from time to time, is herein referred to as the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Act”).

We have reviewed and are familiar with such documents, corporate proceedings and other matters as we have considered relevant or necessary as a basis for this opinion. Based upon, subject to and limited by the foregoing and subject to the assumptions, qualifications, limitations, and exceptions set forth below, we are of the opinion that the Underwriter’s Warrants, when issued and sold by the Company in the manner described in the Registration Statement and the Prospectus, will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, under New York law.

The foregoing opinion is subject to the following assumptions, exceptions, qualifications and limitations:

a.	Our opinion is subject to and limited by (i) the effect of bankruptcy, insolvency, fraudulent conveyance and other similar laws affecting or relating to the rights of creditors generally, (ii) general equitable principles, (iii) requirements of reasonableness, good faith and fair dealing, and (iv) in the case of waivers and exculpatory provisions, the effect of public policy.

b.	We have assumed for so much of our opinion as relates to the choice of the law of New York as the governing law of the Underwriter’s Warrants would not result in a violation of an important public policy of another state or country having greater contacts with the transactions contemplated by the Underwriter’s Warrants than New York.

c.	We express no opinion as to the validity or enforceability of any provisions in the Underwriter’s Warrants that purport to prevent oral modification or waivers.

We hereby consent to the filing of this opinion as Exhibit 5.2 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Registration Statement and in the Prospectus included therein. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,